FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number: 033-71976

FAIRFAX FINANCIAL HOLDINGS LIMITED
(Translation of registrant's name into English)

95 Wellington Street West
Suite 800
Toronto, Ontario
Canada M5J 2N7
______________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____ Form 40-F___X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _N/A___

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

            By: /s/ Bradley P. Martin
            Name: Vice President, Chief Operating Officer and
            Corporate Secretary

Dated:   April 24, 2007

Exhibit Index

Exhibit  Description

Ex-99.1    News Release dated April 23, 2007 titled Crum & Forster Commences Tender Offer And Consent Solicitation For Senior Notes Due 2013
Ex-99.2     News Release dated April 23, 2007 titled Fairfax Announces U.S. Private Debt Issue By Crum & Forster